Exhibit 99.1

February 19, 2020

TELUS announces C$1.3 billion equity offering

VANCOUVER, British Columbia — TELUS Corporation (“TELUS” or the “Company”) (TSX-T, NYSE-TU) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and TD Securities Inc., together with CIBC Capital Markets, BMO Capital Markets and Scotiabank as joint bookrunners (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase from TELUS, on a bought deal basis, and sell to the public, 25,000,000 common shares of TELUS (the “Common Shares”) at a price of C$52.00 per Common Share (the “Offering Price”) for gross proceeds of approximately C$1.3 billion (the “Offering”).

TELUS has granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 3,750,000 Common Shares at the Offering Price (7,500,000 additional Common Shares at a price of C$26.00 per Common Share if the over-allotment is exercised or closed on or after March 17, 2020, which is the effective date for the two-for-one share split announced by TELUS on February 13, 2020). If the over-allotment option is exercised in full, the gross offering size would increase to approximately C$1.5 billion.

TELUS intends to use the net proceeds from the Offering for general corporate purposes including funding growth opportunities, capital expenditures and the reduction of indebtedness.

In respect of the Offering, a prospectus supplement (the “Prospectus Supplement”) to the Company’s Canadian base shelf prospectus (the “Base Prospectus”) dated July 19, 2019 will be filed in Canada with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission (the “SEC”) under the Company’s U.S. registration statement on Form F-10 which became effective on July 19, 2019.

Completion of the Offering is subject to customary conditions and the receipt of all necessary stock exchange approvals, including the approvals of the TSX and the NYSE. Closing is expected to occur on or about February 26, 2020.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Prospective investors should read the Base Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the Common Shares. These documents may be accessed for free by visiting SEDAR at sedar.com or EDGAR at sec.gov. Alternatively, TELUS, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com or from TD Securities Inc., Attn: Symcor, NPM, (tel: 289-360-2009, email: sdcconfirms@td.com) 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5, or in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, phone: 212-827-7392.

Forward-Looking Statements

This news release contains statements about future events and plans of TELUS that are forward-looking, including the anticipated closing date of the Offering, the filing of the Prospectus Supplement,  and the  exercise of the over-allotment option granted to the Underwriters, and the amount and intended use of the net proceeds of the Offering that are forward-looking. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the Company’s management discussion and analysis for the year-ended December 31, 2019, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States with the SEC (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX:T, NYSE:TU) is a dynamic, world-leading communications and information technology company with C$14.7 billion in annual revenue and 15.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

For more information, please contact

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Francois Gaboury

(438) 862-5136

francois.gaboury@telus.com